Exhibit 99.36

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Abaxx Technologies Inc.

18 King St. E., Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

September 22, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on September 22, 2022, by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Joshua Crumb

Chief Executive Officer

Abaxx Technologies Inc.

info@abaxx.tech

Item 9	Date of Report

September 22, 2022

Schedule “A”

Abaxx Announces Results of 2022 Annual General Meeting of Shareholders

TORONTO, September 22, 2022 -- Abaxx Technologies Inc., (NEO:ABXX)(OTCQX:ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (ACX), and producer of the SmarterMarkets™ Podcast, is pleased to announce the results of its annual general meeting of shareholders held in Toronto on September 22, 2022 (the “Meeting”). A total of 31,808,565 common shares, representing 43.5% of the issued and outstanding common shares of the Company, were represented at the Meeting.

Six (6) directors were elected to the Company’s board for the ensuing year. The following is a tabulation of the votes submitted in person and by proxy:

Director Nominee	Votes in Favour	%	Votes Withheld	%
Joshua Crumb	25,806,732	99.96%	10,821	0.04%
Thom McMahon	25,689,893	99.51%	127,660	0.49%
Margot Naudie	24,956,642	96.67%	860,911	3.33%
Catherine Flax	24,454,379	94.72%	1,363,174	5.28%
W. Scott Leckie	24,445,527	94.69%	1,372,026	5.31%
Cyrus Hiramanek	25,806,752	99.96%	10,801	0.04%

Shareholders also voted in favour of appointing KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorized the directors to fix their remuneration. The following is a tabulation of the votes submitted in person and by proxy:

Votes in Favour	%	Votes Withheld	%
31,364,763	99.66%	108,372	0.34%

For more information refer to the management information circular dated August 10, 2022, available on the Company’s profile at www.sedar.com.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Inc. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

Media and investor inquiries:

Abaxx Technologies Inc.

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations, development of new products, statements relating to revenue expectations and the timing thereof, potential listing of the Company’s securities on a US based stock exchange and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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